DBX ETF Trust

60 Wall Street

New York, NY 10005

April 24, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DBX ETF Trust (CIK No. 0001503123, File Nos. 333-170122; 811-22487) Request for Withdrawal of Amendments to Registration Statement on Form N-1A

Dear Sir or Madam:

DBX ETF Trust (the “Trust”) has determined that the amendment filed pursuant to Rule 497 on its behalf on April 22, 2014 (accession number 0001193125-14-152943) and the amendment filed pursuant to Rule 497(k) on April 23, 2014 (accession number 0001193125-14-152969) (the “Amendments”) were made in error and that it is in the best interests of the Trust and the public that the filings be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendments be withdrawn. Please direct any questions concerning this letter to Jeremy Senderowicz at Dechert LLP, counsel to the Trust at (212) 641-5669.

Very truly yours,

/s/Alex Depetris
Alex Depetris
President and Chief Executive Officer,
DBX ETF Trust